

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2019

Paul Smithers
Chief Executive Officer
Innovative Industrial Properties Inc.
11440 West Bernardo Court
Suite 220
San Diego, CA 92127

> **Re: Innovative Industrial Properties Inc.**
> **Form S-3**
> **Filed August 15, 2019**
> **File No. 333-233311**

Dear Mr. Smithers:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stacie Gorman at 202-551-3585 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities

cc: Carolyn Long, Esq.